SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE MONTH OF APRIL
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F of Form
                                     40-F.)

                       Form 20-F  X     Form 40-F
                                 ---              ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this Form is also thereby
                  furnishing the information to the Commission
                      pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                       Yes              No  X
                           ---             ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                       By: /s/ Federico Reyes
                                       ----------------------------
                                       Federico Reyes
                                       Chief Financial Officer


Date:  April 30, 2003

           FEMSA REPORTS RESULTS FOR FIRST QUARTER OF 2003

    MONTERREY, Mexico--(BUSINESS WIRE)--April 30, 2003--

   First quarter 2003 consolidated revenues and operating income up
     4.7% with respect to same period in 2002, reaching Ps. 12.530 billion and Ps. 1.707 billion respectively.

    Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX;
BMV: FEMSA UBD; FEMSA UB), the Leader in Latin Beverages, reported today growth in consolidated total revenues and operating income for the first quarter ending March 31, 2003.


                          FEMSA and Subsidiaries
           Growth compared to same period of the previous year
==========================================================================
                     Changes in %, in real peso terms
==========================================================================
                          Total Revenue  Operating Income*Operating Margin**
                            1 Qtr 03         1 Qtr 03     1 Qtr 03  Change
FEMSA Consolidated              4.7%              4.7%     13.6%        0 bps
FEMSA Cerveza                  (2.4)             (2.4)     11.5         0
Coca-Cola FEMSA                 0.8               5.2      24.0     + 100
FEMSA Comercio                 20.7               3.9       3.2       (50)
FEMSA Empaques                  7.1              29.4      13.6      +230
==========================================================================

*    Before Management Fees for FEMSA Cerveza, FEMSA Comercio and FEMSA Empaques

** Operating Margin is the ratio of Operating Income to Total Revenues; change in basis points


    "Once again, our consolidated results were positive in terms of revenue and operating income growth. Beyond short-term metrics, however, we continue to invest in the transformation to improve our core businesses going forward. The sustained effort to strengthen our operations and financial structure is now bearing fruit with the acquisition of Panamco. This transaction will consolidate FEMSA as one of the most successful companies in Mexico, as well as the leader in beverages in Latin America. We have managed FEMSA with a long-term vision, results orientation and operational and financial discipline. Today we have a solid track record, but the real challenge lies ahead. We will not be satisfied until we have realized the potential that this new stage in our company offers to us," said Jose Antonio Fernandez, Chairman and CEO of FEMSA.

    UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003 COMPARED TO THE FIRST QUARTER ENDED MARCH 31, 2002

    FEMSA Consolidated

    Total Revenues

    During the first quarter of 2003, our consolidated total revenues increased by 4.7% to Ps. 12.530 billion. Our operating subsidiaries extended their steady growth trends into the first quarter of 2003, with the exception of FEMSA Cerveza, whose revenues declined by 2.4% reflecting continued weak demand in its core territories. FEMSA Comercio opened 61 net new Oxxo stores in the period, FEMSA Empaques benefited from higher demand for beverage cans coupled with a favorable currency effect, and Coca-Cola FEMSA achieved solid volume growth.

    Income from Operations

    During the first quarter of 2003, our consolidated operating expenses increased by 0.8% to Ps. 4.202 billion, combining a reduction in administrative expenses mainly related to lower payroll expenses, and a slight increase in selling expenses that lagged revenue growth. As a percentage of total revenues, consolidated operating expenses declined by 140 basis points to 33.5%. Our consolidated income from operations after participation in the results of affiliated companies increased by 4.7% to Ps. 1.707 billion, and our consolidated operating margin remained constant at 13.6% of consolidated total revenues.

    Net Interest Expense

    Consolidated net financial expense during the first quarter of 2003 increased by 71.4% to Ps. 144 million. This increase relative to the first quarter of 2002 reflects the net effect of (i) a 68.4% increase in interest expense reflecting higher average liabilities and the effect of the quarter's depreciation of the peso against the dollar on our net dollar liabilities, only partially compensated by lower average interest rates, and (ii) a 66.1% increase in interest income reflecting a significantly higher average cash position.

    Foreign Exchange Variation and Result on Monetary Position

    Foreign Exchange. For the first quarter of 2003, we recorded a consolidated foreign exchange loss of Ps. 156 million compared to a foreign exchange gain of Ps. 236 million recorded in the comparable quarter of 2002. The peso devaluated 3.2% against the dollar in the December 2002 to March 2003 period. Our average net dollar liabilities increased slightly from the amount recorded in the first quarter of 2002.
    Monetary Position. For the first quarter of 2003, the loss on monetary position amounted to Ps. 12 million, primarily related to (i) our larger net asset position in Mexico and (ii) the change in the policy during the third quarter of 2002 by which we discontinued the use of our investment in Coca-Cola FEMSA Buenos Aires as a hedge for the liabilities incurred in connection with this acquisition, as mentioned in previous Company communications.

    Taxes

    For the first quarter of 2003, we recognized consolidated income tax, tax on assets and employee profit sharing expense ("taxes") of Ps. 624 million, a reduction of 17.5% relative to the first quarter of 2002. The effective tax rate was 48.6% during this period, mainly as a result of higher non-recurrent, non-deductible items.

    Net Income

    During the first quarter of 2003, our consolidated net income amounted to Ps. 659 million, a reduction of 41.9% from the Ps. 1.134 billion recorded in the first quarter of 2002. The non-operating charges that impacted this result as described above were mainly (i) a larger interest expense reflecting a larger net debt balance, (ii) a significant foreign exchange loss related to the devaluation of the peso against the dollar, and (iii) a higher effective tax rate.

    Consolidated Net Majority Income

    Consolidated net majority income amounted to Ps. 401 million for the first quarter of 2003 compared with Ps. 690 million recorded in the first quarter of 2002. Net majority income per FEMSA Unit was Ps.
0.3785 for the first quarter of 2003 compared with Ps. 0.6513 recorded in the first quarter of 2002.

    FEMSA Cerveza

    For the first quarter of 2003, FEMSA Cerveza's total revenues amounted to Ps. 4.542 billion, a 2.4% decrease compared to the same period last year, resulting from a decline of 1.8% in total sales volume and a decline of 0.8% in total real revenue per hectoliter. Domestic sales volume fell by 1.8% to 4.841 million hectoliters, reflecting demand weakness during January and February partially offset by an important recovery in March. We did not implement a price increase during the first quarter of 2003, which also explains the decline of 1.5% in average domestic revenue per hectoliter in real terms. Overall, we have continued to observe a relatively weak consumer market in the northern regions, characterized by soft employment and slow retail activity. Nevertheless, we have continued to provide active support for all our brands through integrated marketing initiatives; sample results include those of Sol and Indio, which have extended their encouraging trends in terms of significant incremental volume. Export sales volume decreased by 1.8%, reflecting a moderate increase in volume sold in the United States upset by seasonal declines in other regions of the world. Export revenues have benefited from the currency devaluation, posting a 12.7% increase in average revenue per hectoliter in real peso terms.
    During the first quarter of 2003, FEMSA Cerveza's gross profit decreased by 2.7% compared to the first quarter of 2002. Gross profit was affected by a lower absorption of fixed costs and by increasing costs of dollar-denominated raw materials and packaging, resulting from the devaluation of the peso against the dollar of 19.8% in the period spanning from March 2002 to March 2003. The gross margin contracted 10 basis points to 55.4% of net sales. Administrative expenses decreased by 0.5% to Ps. 565.4 million and selling expenses decreased by 3.9% to Ps. 1.392 billion during the period. FEMSA Cerveza's income from operations, before deduction of management fees, decreased by 2.4% to Ps. 520.2 million compared to the first quarter of 2002, yielding an operating margin before deduction of management fees identical to that of the first quarter of last year, at 11.5% of total revenues.
    During the quarter we made steady progress in the implementation of several components of the ongoing transformation process at FEMSA Cerveza. As of March 31, 2003 approximately 76% of our domestic volume was sold through presale systems, as this tool gradually yields more effectiveness to our sales force. Presale will also provide more business intelligence insights as we continue the implementation of systems, such as ERP, to better exploit the information we gather directly from the market.

    Coca-Cola FEMSA

    Coca-Cola FEMSA's first quarter 2003 top line results were driven by solid volume performance: 6.6% growth in Mexico and 7.6% growth in Argentina. The Mexican territories recorded a reduction in average price per unit case of 6.2%, due mainly to (i) price adjustments for the 2-liter flavor presentations, (ii) the growth of Ciel water brand within the product mix, particularly after the widespread acceptance of the 5-liter jug presentation which carries a lower price per ounce than soft-drinks, and (iii) the introduction of the 2.5-liter economy size returnable presentation for brand Coca-Cola. Total revenues in the Mexican territories remained flat versus the first quarter of 2002.
    Coca-Cola FEMSA Buenos Aires continued to experience a recovery in sales and profitability. Volume growth was supported by a good performance in the cola category and by a significant move towards glass returnable presentations, which jumped from 2.9% of the mix in the first quarter of 2002 to 22.9% in the first quarter of 2003. This shift was also largely responsible for the 2.6% reduction in average price per unit case, as returnable presentations are generally more affordable to the end consumer on a per-ounce basis. Total revenues in the Argentine territories increased by 7.3% in the first quarter of 2003. Consolidated total revenues at Coca-Cola FEMSA increased 0.8% to Ps. 4.150 billion in the first quarter of 2003.
    Coca-Cola FEMSA's consolidated operating income grew 5.2% in the first quarter of 2003. Overall, Coca-Cola FEMSA's operating expenses reflect a rationalization in commercialization expenses, as well as a reduction in expenses related to advertising and promotions. The operating margin expanded by 100 basis points in the quarter to 24.0% of total revenues.

    Recent Events

    Regarding the progress of the transaction involving Coca-Cola
FEMSA's acquisition of Panamerican Beverages, Inc. (NYSE: PB,
"Panamco"), we mention some relevant developments in chronological order:

    --  Early termination of the waiting period by the U.S.
        Hart-Scott-Rodino Antitrust Improvements Act announced on
        February 5, 2003.

    --  Approval granted by the Comision Federal de Competencia
        (Mexican Antitrust Commission) announced on March 28, 2003.

    -- Favorable legal opinion regarding competition issued by the Brazilian Ministry of Justice announced on March 28, 2003.

    -- Definitive filing of the proxy statements to the Securities and Exchange Commission by Coca-Cola FEMSA and Panamco on
        March 28, 2003.

    -- Significant progress in the structuring of the financing facilities, including the successful pre-funding of Ps. 4,250 million in peso-denominated Certificados Bursatiles on April 23, 2003.

    -- Approval to close the transaction granted by Panamco's shareholders at Panamco's General Shareholder's Assembly held on April 28, 2003.

    For more information, please consult the relevant filings found in the Securities and Exchange Commission's website.
    Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release. Please note that the figures expressed in this report do not integrate any operation from Panamco and its bottling franchises nor any financing considerations related to the acquisition transaction. The acquisition of Panamco by Coca-Cola FEMSA is expected to close during the first week of May 2003.

    FEMSA Comercio

    During the first quarter of 2003, FEMSA Comercio continued its sustained growth performance, adding 61 net new Oxxo stores, compared to 44 in the same period of 2002. FEMSA Comercio's total revenues increased by 20.7% as a result of the increase in the number of stores, which this quarter includes 454 more stores than the comparable period of 2002. Average sales per store with more than 18 months of operation declined by 1.4% in the quarter. This was mainly a result of an adverse calendar effect observed during March, as Easter vacation 2002 occurred during this month. FEMSA Comercio's gross margin expansion of 50 basis points resulted primarily from improved purchasing terms with suppliers achieved by successful category management. However, operating expenses as a percentage to total revenues increased by 100 basis points, mostly related to staffing and infrastructure upgrades in the marketing, category management, logistics, administrative areas, site maintenance and expansion management. As a result, operating income before management fees grew 3.9%, which represents an operating margin contraction of 50 basis points to 3.2% of total revenues in the quarter. FEMSA Comercio will continue with its national expansion strategy in order to consolidate its position as the leading convenience store chain in Mexico.

    FEMSA Empaques

    For the first quarter of 2003, FEMSA Empaques recorded revenue growth of 7.1%, derived from the following combination of results in its main product lines: (i) 21.1% sales volume growth in beverage cans from higher sales to FEMSA Cerveza, Coca-Cola FEMSA and export clients; and (ii) 9.2% sales volume decline in glass bottles due to lower purchases from FEMSA Cerveza, more than offsetting the increase in purchases from Coca-Cola FEMSA. Dollar-denominated revenues were benefited by the devaluation of the peso against the dollar. The devaluation effect is also reflected in the 270-basis point expansion of the gross margin. Operating expenses increased by 10.9%, mainly reflecting higher shipping expenses related to the can export business. Operating income before management fees increased by a solid 29.4%, representing an operating margin expansion of 230 basis points to 13.6% of total revenues for the first quarter.

    CONFERENCE CALL INFORMATION

    Our First-Quarter 2003 Conference Call will be held on: Wednesday, April 30, 2003, 1:00 P.M. Eastern Time (12:00 noon Mexico City Time). To participate in the conference call, please dial: Domestic U.S.:
1-800-915-4836, International: 973-317-5319. This Conference Call will also be transmitted through live webcast at http://ir.femsa.com/
    If you are unable to participate live, an instant replay of the conference call will be available through May 6, 2003. To listen to the replay please dial: Domestic U.S.: 1-800-428-6051; International:
973 709-2089, Passcode: 291314.
    Set forth in this press release is certain unaudited financial information for FEMSA for the first quarter ended March 31, 2003, compared to the first quarter ended March 31, 2002. We are a holding company whose principal activities are grouped under the following subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.
    FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of March 31, 2003 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of March 31, 2003 divided by 5.
    All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of March 31, 2003 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

    -- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate March 2002 pesos to March 2003 pesos, we applied an inflation factor of 1.0564 and to restate December 2002 pesos to March 2003 pesos, we applied a 1.0132 inflation factor.

    -- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index. To restate March 2002 to March 2003 Argentine Pesos, we applied an inflation factor of 1.3021 and to restate December 2002 Argentine Pesos to March 2003 Argentine Pesos we applied a
        1.0211 inflation factor; to convert constant Argentine Pesos into Pesos, we used the March 31, 2003 exchange rate of Ps.
        3.6225 per Argentine Peso.

    FORWARD LOOKING STATEMENTS

    This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

    IMPORTANT NOTICES:

    We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.
    Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.
    Three pages of tables and Coca-Cola FEMSA's press release to follow








    ==========================================

         CONSOLIDATED INCOME STATEMENT
     For the three months ended March 31,:

(Expressed in Millions of Pesos as of March 31, 2003)


                        --------------------
                          2003   2002   %Var
    ----------------------------------------

      Net sales         12,468 11,923   4.6
      Other operating
       revenues             62     39  59.0
    ----------------------------------------
    Total revenues      12,530 11,962   4.7
    Cost of sales        6,599  6,141   7.5
    ----------------------------------------
    Gross profit         5,931  5,821   1.9
    ----------------------------------------
      Administrative
       expenses          1,143  1,155  (1.0)
      Selling expenses   3,059  3,015   1.5
    ----------------------------------------
    Operating expenses   4,202  4,170   0.8
    Participation in
     affiliated
     companies             (22)   (20)  N.S.
    ----------------------------------------
    Income from
     operations          1,707  1,631   4.7
    ----------------------------------------
          Interest
           expense        (330)  (196) 68.4
          Interest
           income          186    112  66.1
    ----------------------------------------
      Interest expense,
       net                (144)   (84) 71.4
      Foreign exchange
       (loss) gain        (156)   236   N.S.
      Gain (loss) on
       monetary position   (12)   188   N.S.
    ----------------------------------------
    Integral result of
     financing            (312)   340   N.S.
    Other (expenses)
     incomes              (112)   (81) 38.3
    ----------------------------------------
    Income before taxes  1,283  1,890 (32.1)
    Taxes                 (624)  (756)(17.5)
    ----------------------------------------
    Net Income             659  1,134 (41.9)
    ----------------------------------------
    Net majority income    401    690 (41.9)
    Net minority income    258    444 (41.9)
    ----------------------------------------



                          % Total Revenues
                        --------------------
                          2003   2002 Var P.P.
    ------------------------------------------
      Net sales           99.5   99.7  (0.2)
      Other operating
       revenues            0.5    0.3   0.2
    ----------------------------------------
    Total revenues       100.0  100.0     -
    Cost of sales*        52.9   51.5   1.4
    ----------------------------------------
    Gross profit*         47.6   48.8  (1.2)
    ----------------------------------------
      Administrative
       expenses            9.1    9.7  (0.6)
      Sales expenses      24.4   25.2  (0.8)
    ----------------------------------------
    Operating expenses    33.5   34.9  (1.4)
    Participation in
     affiliated
     companies            (0.2)  (0.2)    -
    ----------------------------------------
    Income from
     operations           13.6   13.6     -
    ----------------------------------------
    * % to Net sales


=======================================================

               CONSOLIDATED BALANCE SHEET
                   As of March 31, :


  (Expressed in Millions of Pesos as of March 31, 2003)



                       --------------------------------
 ASSETS                   2003   2002       % Var
 ------------------------------------------------------
 Cash and cash
  equivalents           13,939  8,016             73.9
 Accounts receivable     2,949  3,298            (10.6)
 Inventories             5,226  4,637             12.7
 Prepaid expenses        1,286    947             35.8
 ------------------------------------------------------
 Total Current Assets   23,400 16,898             38.5
 Property, plant and
  equipment, net        30,449 29,007              5.0
 Deferred charges and
  other assets           7,183  6,375             12.7
 ------------------------------------------------------
 TOTAL ASSETS           61,032 52,280             16.7
 ------------------------------------------------------


 LIABILITIES & STOCKHOLDERS' EQUITY

 ------------------------------------------------------
 Bank loans              3,703  1,221            203.3
 Current maturities
  long term debt           517    725            (28.7)
 Interest payable          202    198              2.0
 Operating liabilities   7,859  7,596              3.5
 ------------------------------------------------------
 Total Current
  Liabilities           12,281  9,740             26.1
 Bank loans             10,028  6,571             52.6
 Deferred income taxes   4,032  3,918              2.9
 Other liabilities       1,669  1,463             14.1
 ------------------------------------------------------
 Total Liabilities      28,010 21,692             29.1
 Total Stockholders'
  equity                33,022 30,588              8.0
 ------------------------------------------------------
 LIABILITIES &
  STOCKHOLDERS' EQUITY  61,032 52,280             16.7
 ------------------------------------------------------


 FINANCIAL RATIOS
 ------------------------------------------------------
 Liquidity                1.91   1.73             0.17
 Interest coverage**     18.97  31.79           (12.82)
 Leverage                 84.8%  70.9%           13.91
 Capitalization           32.7%  22.5%           10.22
 ------------------------------------------------------
** Income from operations + depreciation + other non- cash charges / interest expense, net


OTHER INFORMATION
------------------------------------------------------
Depreciation            553.2  562.6             (1.7)
Other non-cash charges  471.4  476.9             (1.2)
Capex                 1,580.6  909.3             73.8
Net Debt (MM dollars)    28.6   69.1            (58.6)
------------------------------------------------------


Results from operations
For the first quarter of:
(Expressed in Millions of Pesos as of March 31, 2003)





                                      FEMSA               Coca-Cola                FEMSA                  FEMSA
                                     Cerveza                 FEMSA                Comercio               Empaques
                              ------------------------------------------------------------------------------------------
                                 2003    2002 % Var    2003    2002 % Var     2003    2002 % Var     2003    2002 % Var
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Net sales                     4,507.2 4,627.7 (2.6) 4,100.7 4,078.2   0.6  3,407.1 2,822.0  20.7  1,535.7 1,435.8   7.0
Other revenues                   34.9    27.2 28.3     48.9    39.8  22.9                             5.7     3.8  50.2
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Total revenues                4,542.1 4,654.9 (2.4) 4,149.6 4,118.0   0.8  3,407.1 2,822.0  20.7  1,541.4 1,439.6   7.1
Cost of good sold             2,043.0 2,085.4 (2.0) 1,995.6 1,922.8   3.8  2,521.2 2,102.8  19.9  1,187.1 1,147.1   3.5
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Gross margin                  2,499.1 2,569.5 (2.7) 2,154.0 2,195.2  (1.9)   885.8   719.2  23.2    354.3   292.5  21.1
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Administrative expenses         565.4   568.5 (0.5)   328.2   346.1  (5.2)    60.0    54.5  10.2     44.0    44.3  (0.6)
Sales expenses                1,391.8 1,448.0 (3.9)   831.5   903.6  (8.0)   718.2   561.1  28.0    100.7    86.2  16.8
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Operating expenses            1,957.2 2,016.5 (2.9) 1,159.7 1,249.7  (7.2)   778.2   615.6  26.4    144.8   130.5  10.9
Participation in affiliated
 companies                      (21.7)  (20.0)(8.5)
--------------------------------------------------- ---------------------- ---------------------- ----------------------
Income from operations before
  management fee                520.2   533.0 (2.4)   994.3   945.5   5.2    107.6   103.5   3.9    209.6   162.0  29.4
Management fee                  103.2   100.8  2.4      0.0     0.0           15.7    19.0 (17.4)    25.1    22.6  11.1
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Income from operations          417.0   432.2 (3.5)   994.3   945.5   5.2     91.9    84.6   8.7    184.5   139.4  32.3
----------------------------- --------------------- ---------------------- ---------------------- ----------------------

% to Total Revenues
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Income from operations before
  management fee                 11.5    11.5  0.0     24.0    23.0   1.0      3.2     3.7  (0.5)    13.6    11.3   2.3
----------------------------- --------------------- ---------------------- ---------------------- ----------------------


OTHER INFORMATION
----------------------------- --------------------- ---------------------- ---------------------- ----------------------
Depreciation                    287.5   291.1 (1.2)   118.8   144.2 (17.6)    29.6    22.1  33.8     60.9    60.7   0.3
Other non-cash charges          372.0   380.0 (2.1)    91.9   107.4 (14.4)    31.7    23.5  34.9     16.9    11.0  52.9
Capex                           835.8   651.5 28.3    348.7   232.3  50.1    201.8    52.0 288.2    199.6    26.7 646.9
Net debt (million dollars)      248.7   159.7 55.8   (325.5) (186.5) 74.5     90.8    32.7 177.4    184.2   128.0  43.9
----------------------------- --------------------- ---------------------- ---------------------- ----------------------




                                 Operating Data
                            For the first quarter of:
================================================================================



FEMSA Cerveza
---------------
Sales Volumes
(Thousand hectoliters)
                           -------------------------
                              2003   2002       %Var
----------------------------------------------------
Domestic                     4,841  4,930      (1.8)
Exports                        362    368      (1.8)
----------------------------------------------------
Total Volume                 5,202  5,298      (1.8)
----------------------------------------------------


Presentation Mix (%)
                           -------------------------
                              2003   2002  Var p.p.
----------------------------------------------------
Returnable                    69.5   71.0      (1.5)
Non Returnable                 8.0    7.3       0.7
Cans                          22.5   21.7       0.8
----------------------------------------------------
Total volume                 100.0  100.0      (0.0)
----------------------------------------------------

----------------------------------------------------
Exports
 revenues:     Millions Ps.  259.8  234.7      10.7
               US Millions    23.7   24.7      (4.0)
====================================================

Coca-Cola FEMSA
---------------
Sales Volumes

(Millions of Unit Cases)
                           -------------------------
                              2003   2002       %Var
----------------------------------------------------
Valley of
 Mexico                       89.7   83.9       6.9
Southeast                     28.9   27.3       5.9
----------------------------------------------------
Mexico                       118.6  111.2       6.6
Buenos Aires                  31.6   29.4       7.6
----------------------------------------------------
Total                        150.2  140.6       6.8
====================================================


Presentation Mix (%)
                                   -----------------
(Returnable/Non-Returnable)          2003      2002
----------------------------------------------------
Valley of
 Mexico                             30/70     36/64
Southeast                           46/54     44/56
----------------------------------------------------
Mexico                              34/66     38/62
Buenos Aires                        23/77      3/97
----------------------------------------------------
Total                               32/68     31/69
====================================================


FEMSA Empaque
-------------
Total Sales Volume
(Millions of pieces)
                         ----------------------
                           2003   2002     %Var
-----------------------------------------------
Cans                      737.3  608.6    21.1
Glass Bottles             209.8  231.1    (9.2)
-----------------------------------------------
Export
 volumes:    Cans         148.9   31.1   378.8
-----------------------------------------------
Exports
 revenues:   Millions Ps. 202.3  124.7    62.2
             US Millions   18.4   13.1    40.5
===============================================




Percentage of sales revenue by client category:

                         ----------------------
                           2003   2002 Var p.p.
-----------------------------------------------
Intercompany sales         57.7   59.8    (2.1)
-----------------------------------------------
    FEMSA Cerveza          37.6   44.5    (6.9)
    Coca-Cola FEMSA        20.1   15.3     4.8
-----------------------------------------------
Third-party sales          42.3   40.2     2.1
-----------------------------------------------
    Domestic               29.8   31.5    (1.8)
    Export                 12.5    8.7     3.8
-----------------------------------------------
Total                     100.0  100.0
===============================================


FEMSA Comercio
--------------

                         ----------------------
                           2003   2002     %Var
-----------------------------------------------
Total stores              2,277  1,823    24.9
New stores                   61     44    38.6
Comparative same stores:*
   Average monthly sales
     (Ths. Ps.) **        510.6  517.8    (1.4)
===============================================
*   Stores with more than 18 months of
 operations.
** Based on comparative same stores in each period.


PRESS RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx
--------------------------------------------------------------


             COCA-COLA FEMSA Announces 5.2% Operating Profit Growth
                          for the first quarter of 2003

                               FIRST-QUARTER 2003

    -- Consolidated unit case volume increased by 6.8% as a result of the 6.6% and 7.6% volume growth in the Mexican and Argentine operations, respectively.

    -- Consolidated operating income increased by 5.2% to Ps. 994.3 million, reaching a consolidated operating margin of 24.0%, an increase of 1.0 percentage point as compared to the first quarter of 2002.

    Mexico City (April 30, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the first quarter of 2003.
    "Our first quarter results reflect the ability of our Company to take advantage of our brands and resources to leverage on our industry knowledge and market expertise to implement price, packaging and product strategies per distribution channel to preserve and create value for our organization." stated Carlos Salazar, Chief Executive Officer of the Company.

    CONSOLIDATED RESULTS

    During the first quarter of 2003, our consolidated volume totaled
150.2 million unit cases ("MUC")1, a 6.8% improvement over the same period in 2002. Strong volume growth in Mexico and Argentina supported these results.
    Consolidated operating income increased by 5.2% during the same period, driven by a 3.2% and 58.5% operating income growth in our Mexican and Argentina territories, respectively. Higher volume growth and lower operating expenses in Mexico and Argentina, compensated for higher costs of packaging in both territories and the impact of the devaluation of the Mexican peso year over year.
    The integral cost of financing shifted from a gain of Ps. 308.6 million during the first quarter of 2002 to a loss of Ps. 65.3 million in the first quarter of 2003 due primarily to the combined effect of:

     (i) the negative impact of the depreciation of the Mexican peso on our U.S. dollar denominated interest expenses;
     (ii) an extraordinary gain recorded in KOFBA, generated by the devaluation of the Argentine Peso versus the U.S. dollar during the first quarter of 2002 applied to cash balances held in U.S. dollars; and
     (iii) the decision of the Company to discontinue using the investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition during the third quarter of 2002

    The income tax, tax on assets and employee profit sharing as a percentage of income before taxes increased from 36.9% in the first quarter of 2002 to 46.2% in the same period of 2003, due to non-recurring non-deductible expenses recorded during this period. Despite the increase on the marginal rate, the income tax, tax on assets and employee profit sharing decreased by 12.3% in the first quarter of 2003 as compared to the first quarter of 2002.
    As a result of all of the above, consolidated net income declined by 40.3%, to Ps. 470.7 million in the first quarter of 2003, resulting in earnings per share ("EPS") of Ps. 0.330 (U.S.$0.306 per ADR).

    BALANCE SHEET

    On March 31, 2003, Coca-Cola FEMSA recorded a cash balance of Ps. 6,792 million (U.S.$629.2 million) and total bank debt of Ps. 3,269 million (U.S.$302.8 million). As compared to December 31, 2002, this represents a Ps. 530 million (U.S.$49.1 million) increase in cash and cash equivalents.

    MEXICAN OPERATING RESULTS

    Revenues

    Revenues in the Mexican territories reached Ps. 3,653.7 million for the first quarter of 2003, remaining almost flat as compared with the same period last year. First-quarter 2003 sales volume reached
118.6 MUC, an increase of 6.6% over first-quarter 2002. Excluding incremental volumes from our 5 lt. presentation of still water brand Ciel, the rest of the products reached sale volumes of 115.6 MUC, a 3.9% improvement over the first quarter of 2002.
    The following chart sets forth sales volume and average unit price per case for the first quarter of 2003, as well as percentage growth over the same period in 2002 in our Mexican territories.


                               Excluding 5 lt. Ciel            Including 5 lt. Ciel
                         ----------------------------------------------------------------
                              Total          % Growth         Total          % Growth
                         ----------------------------------------------------------------
Sales Volume (MUC)            115.6             3.9           118.6             6.6
Avg. Unit Price          Ps.   31.3            (4.6)Ps.        30.8            (6.2)

    The 6.6% sales volume growth during the first quarter of 2003 in the Mexican territories was mainly the result of (i) the solid performance of our flavor brands including Fanta, Lift and Mundet, and
(ii) the 8.4 MUC sales volume reached by Ciel still and mineral water, almost doubling the sales volume as compared to first quarter of 2002.

    Gross Profit

    Gross profit decreased by 2.1% for the first-quarter 2003.
Consolidated cost of sales, as a percentage of total sales, increased by 1.2 percentage points during the first quarter of 2003, as a result of higher costs of packaging and the devaluation of the Mexican peso year over year.

    Income from Operations

    As a percentage of total sales, selling and administrative expenses decreased for the first quarter of 2003 by 2.0 percentage points, as compared to 2002. This was a result of (i) lower breakage of bottles due to the replacement of the 2.0 lt. PET returnable packaging with the introduction of the 2.5 lt. PET returnable presentation for the Coca-Cola brand, (ii) lower marketing expenses and (iii) lower administrative expenses, as compared to the first quarter of 2002. As a result, operating profit increased by 3.2% during first quarter of 2003, reaching an operating margin of 26.2%, an expansion of 0.8 percentage points as compared to the same period of 2002.

    ARGENTINE OPERATING RESULTS

    Revenues

    Our successful execution strategies in Argentina continue to achieve positive results. In the first quarter of 2003, total sales volume in our Buenos Aires territory increased by 7.6% as compared to the same period of 2002, which offset the 2.6% decrease in the average real price per unit case in Argentine pesos. As a result, total revenues grew by 7.3% during the first quarter of 2003.
    Our core brands (Coca-Cola, Sprite and Fanta) in returnable packaging presentations are recapturing the preference of our Argentine consumers, accounting for almost all the incremental volume sales during the quarter. During the first quarter of 2003, returnable presentations, which are more profitable than the value-protection brands, represented 23% of our total volume sales, compared to 3% during the first quarter of 2002.

    Gross Profit

    Gross profit as a percentage of sales decreased from 36.9% in the first quarter of 2002 to 34.8% in 2003, this reduction was mainly due to higher sweetener and packaging costs, which were partially offset by our shift to returnable glass presentations.

    Income from Operations

    In Argentina, operating expenses decreased by 5.6% for the first quarter of 2003 as compared to the same period of 2002, as a result of lower marketing expenses and lower salary expenses.
    The successful performance of our returnable presentations combined with a strong focus on channel segmentation and a tight cost control strategy helped us achieve an operating profit of A$10.3 million for the first quarter of 2003, an increase of 58.5% versus the same period last year.

    RECENT DEVELOPMENTS

    -- On April 28, 2003, the stockholders of Panamerican Beverages, Inc. ("Panamco") approved the acquisition of Panamco by Coca-Cola FEMSA in a special meeting that took place in Miami, Florida. The proposed acquisition was approved by all classes of Panamco stock as required by the merger agreement with Coca-Cola FEMSA. The merger remains subject to the satisfaction or waiver of other conditions, including the disbursement of acquisition funding by the lenders to Coca-Cola FEMSA. Assuming all remaining conditions are satisfied, the acquisition is expected to close on May 6, 2003.

    -- On April 25, 2003 the Company raised Ps. 4.25 thousand million, equivalent to approximately US$400 million, through three bonds offerings of "Certificados Bursatiles" (Mexican peso denominated-bonds) in the Mexican debt capital markets, in what is considered one of the most successful debt offerings completed in Mexican history. Fitch and S&P rated the bond offerings with local currency credit ratings of AAA/AA+, respectively. The following table provides the characteristics of each one of the issues:



Main Terms         4yrs TIIE Based Note     5 yrs CETES Based Note   7 yrs Fixed Rate Notes
-------------------------------------------------------------------------------------------
Amount                     Ps. 2,000 MM               Ps. 1,250 MM              Ps.1,000 MM
-------------------------------------------------------------------------------------------
Tenor/Amortization        4 year bullet              5 year bullet            7 year bullet
-------------------------------------------------------------------------------------------
Rate               28-day TIIE + 55 bps     182 day CETE + 120 bps              10.4% Fixed
-------------------------------------------------------------------------------------------


    The proceeds from the offerings will be used as part of the debt pre-funding needed for the acquisition of Panamco.

    -- In line with our efforts to evaluate and test different strategies on how to foster per-capita consumption for carbonated soft-drinks in the Valley of Mexico, we launched a
        2.5 lt. PET non-returnable packaging presentation for the Coca-Cola brand during the month of March of 2003.

    -- At the beginning of the year we successfully launched in Argentina, Fanta Light in 500 ml PET and 1.5 lt. PET non-returnable presentations. This new product generated almost 10% of the incremental volumes of the quarter in Buenos Aires, driving volume growth in the premium category.

    -- Due to the success of our strategy of returnable packaging presentations in Argentina, we launched a 2.0 lt. PET returnable presentation for brand Coca-Cola at the end of February of 2003 to increase further our presence in the family size presentations and to increase per-capita consumption by providing a more compelling value proposition to our clients and customers in Buenos Aires.

    CONFERENCE CALL INFORMATION

    Our First-Quarter 2003 Conference Call will be held on: Wednesday, April 30, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.:
800-599-9816 and International: 617-847-8705.
    If you are unable to participate live, an instant replay of the conference call will be available through May 14, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International:
617-801-6888, Passcode: 833855.

                                 * * *

    Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.2% of Coca-Cola global sales, 23.8% of all Coca-Cola sales in Mexico and approximately 36.8% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

                                 * * *

    Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2003. For comparison purposes, 2002 and 2003 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the March 31, 2003 exchange rate of Ps. 3.622 per A$1.00. In addition, all comparisons in this report for the first quarter of 2003, which ended on March 31, 2003, in this report are made against the figures for the comparable period in 2002, unless otherwise noted.
    This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.
    References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amo amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                 * * *

                     (3 pages of tables to follow)





Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March  31, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March 31, 2003
-------------------------------------------------------


ASSETS                               2003         2002
-------------------------------------------------------
Current Assets
 Cash and cash
  equivalents                Ps.    6,792  Ps.   6,262
-------------------------------------------------------
 Accounts receivable:
  Trade                               375          563
  Notes                                11           12
  Prepaid taxes                       188          245
  Other                               229          208
-------------------------------------------------------
                                      803        1,028
-------------------------------------------------------
 Inventories                        1,217          773
 Prepaid expenses                     101           74
-------------------------------------------------------
Total current assets                8,913        8,137
-------------------------------------------------------
Property, plant and equipment
 Land                                 792          795
 Buildings, machinery and
  equipment                         8,987        9,047
 Accumulated depreciation          (3,338)      (3,304)
 Construction in progress             402          370
 Bottles and cases                    372          292
-------------------------------------------------------
Total property, plant and
 equipment                          7,215        7,200
-------------------------------------------------------
Investment in shares                  121          126
Deferred charges, net                 907          859
Goodwill, net                         280          262
-------------------------------------------------------
TOTAL ASSETS                 Ps.   17,436  Ps.  16,584
=======================================================


---------------------------------------------------------------


LIABILITIES & STOCKHOLDERS' EQUITY             2003       2002
---------------------------------------------------------------
Current Liabilities
  Short-term bank loans, notes and
   interest payable                     Ps.     108  Ps.    82
  Suppliers                                   1,643      1,630
  Accounts payable and others                   674        668
  Taxes payable                                 507        229
---------------------------------------------------------------
Total Current
 Liabilities                                  2,932      2,609
---------------------------------------------------------------
Long-term bank
 loans                                        3,269      3,212
Pension plan and seniority premium              191        188
Other liabilities                             1,199      1,198
---------------------------------------------------------------
Total Liabilities                             7,591      7,207
---------------------------------------------------------------
Stockholders' Equity

Minority interest                                 0          0

Majority interest:
  Capital stock                               2,401      2,401
  Additional paid in capital                  1,689      1,689
  Retained earnings of prior years            9,431      6,817
  Net income for the period                     471      2,615

  Cumulative results of holding
   non-monetary assets                       (4,147)    (4,145)
---------------------------------------------------------------
Total majority
 interest                                     9,845      9,377
---------------------------------------------------------------
Total stockholders'
 equity                                       9,845      9,377
---------------------------------------------------------------
TOTAL LIABILITIES & EQUITY              Ps.  17,436  Ps.16,584
===============================================================




 Mexican Inflation December 2002 - March 2003              1.32%
 Argentine Inflation December 2002 - March 2003            2.11%
 Mexican Peso / U.S.Dollar at March 31, 2003             10.795
 Argentine peso / U.S. Dollar March 31 , 2003             2.980


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March  31, 2003 and 2002
Expressed in currency with purchasing power as of March 31, 2003

                                               ----------------------- ------------------------- -----------------------
                                                     Consolidated         Mexican Operations     Buenos Aires Operation
                                               ------------------------------------------------- -----------------------
                                                                                                 (Millions of Argentine
                                                        (Millions of Mexican Pesos) (1)                 Pesos) (1)
                                               -------------------------------------------------------------------------
                                                  2003    2002  % VAR        2003    2002 % VAR       2003  2002  % VAR
---------------------------------------------- ----------------------- ------------------------- -----------------------
Sales Volume(millions unit cases)                150.2   140.6    6.8       118.6   111.2   6.6       31.6  29.4    7.6
Average unit price per case                      27.30   29.01   (5.9)      30.80   32.83  (6.2)      3.91  4.01   (2.6)
---------------------------------------------- ----------------------- ------------------------- -----------------------
Net revenues                                   4,100.7 4,078.2    0.6     3,653.7 3,651.7   0.1      123.4 117.8    4.8
Other operating revenues                          48.9    39.8   22.9        16.6    19.8 (16.2)       8.9   5.5   61.8
---------------------------------------------- ----------------------- ------------------------- -----------------------
Total revenues                                 4,149.6 4,118.0    0.8     3,670.3 3,671.5  (0.0)     132.3 123.3    7.3
Cost of sales                                  1,995.6 1,922.8    3.8     1,683.1 1,641.0   2.6       86.3  77.8   10.9
---------------------------------------------- ----------------------- ------------------------- -----------------------
Gross profit                                   2,154.0 2,195.2   (1.9)    1,987.2 2,030.5  (2.1)      46.0  45.5    1.1
---------------------------------------------- ----------------------- ------------------------- -----------------------
    Administrative expenses                      322.5   330.9   (2.5)      295.4   302.7  (2.4)       7.5   7.8   (3.8)
    Selling expenses                             831.5   903.6   (8.0)      729.2   795.0  (8.3)      28.2  30.0   (6.0)
---------------------------------------------- ----------------------- ------------------------- -----------------------
Operating expenses                             1,154.0 1,234.5   (6.5)    1,024.6 1,097.7  (6.7)      35.7  37.8   (5.6)
---------------------------------------------- ----------------------- ------------------------- -----------------------
Goodwill amortization                              5.7    15.2  (62.5)        2.0     2.0     -          -   1.2 (100.0)
---------------------------------------------- ----------------------- ------------------------- -----------------------
Operating income                                 994.3   945.5    5.2       960.6   930.8   3.2       10.3   6.5   58.5
---------------------------------------------- ----------------------- ------------------------- -----------------------
    Interest expense                              94.6    74.2   27.5
    Interest income                               64.5    65.1   (0.9)
    Interest expense, net                         30.1     9.1  230.8
    Foreign exchange loss (gain)                  18.4  (132.0)(113.9)
    Loss (gain) on monetary position              16.8  (185.7)(109.0)
---------------------------------------------- -----------------------
Integral cost of financing                        65.3  (308.6)(121.2)
Other (income) expenses, net                      54.9     6.2  785.5
---------------------------------------------- -----------------------
Income before taxes                              874.1 1,247.9  (30.0)
Taxes                                            403.4   460.0  (12.3)
---------------------------------------------- -----------------------
Consolidated net income                          470.7   787.9  (40.3)
---------------------------------------------- -----------------------
Majority net income                              470.7   787.9  (40.3)
---------------------------------------------- ----------------------- ------------------------- -----------------------
Non-cash items (2)                               210.7   251.6  (16.3)      165.3   191.4 (13.6)      11.5  14.2  (19.0)
---------------------------------------------- ----------------------- ------------------------- -----------------------

(1)  Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).


           Mexican Inflation March 2002 - March 2003              5.64%
           Argentine Inflation March 2002 - March 2003           30.21%
           Mexican Peso / U.S.Dollar at March 31, 2003          10.795
           Argentine Peso / U.S.Dollar at March 31 2003          2.980
           Mexican Peso / Argentine peso at March 31 2003        3.622





                       Selected Information

     For the three months ended March 31, 2003

     Expressed in Pesos as of  March 31, 2003
                                                         2003
     ---------------------------------------------------------
     Depreciation (1)                                   124.5
     Amortization and others                             86.2
     Capital Expenditures  (2)                          348.7
     ---------------------------------------------------------

     (1)  (Includes goodwill amortization)
     (2)  (Includes Bottles and Cases and Deferred Charges)

     Sales Volume Information
     Expressed in millions of unit cases
                                            2003         2002
     ---------------------------------------------------------
     Mexico                                118.6        111.2
     Valley of Mexico                       89.7         83.9
     Southeast                              28.9         27.3
     Buenos Aires                           31.6         29.4
     ---------------------------------------------------------
     Total                                 150.2        140.6
     =========================================================


     Product Mix by Brand
     (Colas / Flavors / Water)
     Expressed as a percentage of total volume
                                            2003         2002
     ---------------------------------------------------------
     Mexico                              68/25/7      74/22/4
     Valley of Mexico                    68/25/7      74/23/3
     Southeast                           69/24/7      73/21/6
     Buenos Aires                        70/29/1      63/36/1
     ---------------------------------------------------------
     Total                               69/25/6      72/25/3
     ---------------------------------------------------------

     Product Mix by Presentation
     (Returnable / Non Returnable)
     Expressed as a percentage of total volume
                                            2003         2002
     ---------------------------------------------------------
     Mexico                                34/66        38/62
     Valley of Mexico                      30/70        36/64
     Southeast                             46/54        44/56
     Buenos Aires                          23/77         3/97
     ---------------------------------------------------------
     Total                                 32/68        31/69
     ---------------------------------------------------------

    (1)The unit case is equal to 24 eight-ounce servings.

    CONTACT: Juan Fonseca, (52) 81 83 28 62 45 juan.fonseca@femsa.com.mx
             Alan Alanis, (52) 81 83 28 62 11
             alan.alanis@femsa.com.mx
             Arturo Ballester, (52) 81 83 28 61 89
             arturo.ballester@femsa.com.mx